WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

The following management discussion and analysis of Western Copper and Gold Corporation (“Western” or the “Company”) is dated May 10, 2012, and provides an analysis of the Company’s results of operations for the three months ended March 31, 2012.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western unaudited condensed interim consolidated financial statements for the three months ended March 31, 2012 and the notes thereto and with the Western audited consolidated financial statements for the year ended December 31, 2011 and the notes thereto. The Company’s accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2011. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange Amex (“Amex”) under the symbol ‘WRN’. As at the date of this report, the Company had 93,282,503 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Casino deposit towards production. The Casino deposit contains large amounts of gold, copper, and molybdenum in its one billion tonnes of reserves. Located in the Yukon, the Casino deposit is one of the largest undeveloped porphyry deposits in Canada.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

PROPERTY OVERVIEW

Casino (Yukon, Canada)

In April 2011, Western announced the results of the updated pre-feasibility study on its Casino deposit. The study recommends that the project be built as an open pit mine and a mill processing 120,000 tonnes of ore per day producing an estimated average of 435,000 ounces of gold, 234 million pounds of copper, 13 million pounds of molybdenum, and 1.6 million ounces of silver per year over the first four years of production. The project is estimated to process ore over 23 years (“Life of Mine”).

The cash flow model developed in the pre-feasibility study indicates an after-tax net present value of $1.0 billion using a discount rate of 8% and an after-tax internal rate of return of 16.2% using the following long-term commodity prices: Copper - US$2.78/lb. , Gold - US$1,222/oz., Molybdenum – US$15.56/lb. , Silver - US$18.89. The estimated pay-back period under this scenario is 3.3 years. The pre-feasibility study was prepared using a foreign exchange rate of $1:US$1. Variance analysis is contained in the pre-feasibility study and in the Company’s management discussion and analysis for the year ended December 31, 2011, both of which are available on SEDAR at www.sedar.com.

Based on the positive results of the Casino pre-feasibility study, Western has initiated work towards a full feasibility study, expected to be completed near the end of 2012.

One of the major feasibility study focus areas is defining the liquefied natural gas ("LNG") supply for the Casino Project. Western has partnered with Yukon Energy Corporation ("YEC"), Yukon's crown energy utility, to evaluate alternative strategies to supply LNG to the Yukon and the Casino Project. This partnership has resulted in the commissioning of a preliminary front end engineering and design ("Pre-FEED") study to evaluate technology options for a LNG process facility to be located at or near the Fort Nelson Gas Plant, which is about 20 km south of the town of Fort Nelson, BC, beside the Alaska Highway.

A comprehensive geotechnical field program to support the feasibility study was completed by Knight Piesold Ltd. (“Knight Piesold”) in 2011. The program included geotechnical site investigations for the mine site facilities (plant site, tailings management facility, heap leach facility), open pit, air strip and access road. A total of approximately 3,300 metres of drilling, about 180 test pits, and a geophysics program were carried out as part of this work.

A metallurgical test program by G&T Metallurgical, under the direction of International Metallurgical and Environmental Inc. and FLSmidth, Inc. is underway. The goal of this metallurgical program is to provide engineering data to support preparation of the feasibility study, optimize the process design, and reduce the project capital and operating costs.

Western is working towards submitting its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act, the first step required to permit the Casino Project. Knight Piesold has been retained to lead the final preparation of the application. Knight Piesold is directing a team of consultants that have worked on the project since 2008 collecting baseline environmental data and developing the project description, closure plans, and other key information that will form the basis of the application.

Should Western make a production decision on the property, it is required to make a payment of $1 million to a third party. Production on the claims is also subject to a 5% net profits interest.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

As at and for the quarter ended	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11
	$	$	$	$

Loss and comprehensive loss	1,201,730	19,096,053	1,473,417	748,943
Loss per share – basic and diluted	0.01	0.21	0.02	0.01
Exploration and evaluation assets	43,734,281	42,114,531	81,619,696	76,515,156

Cash, cash equivalents, and short-term investments	7,574,938	9,465,568	16,821,163	21,915,277
Total assets	51,761,289	52,114,445	99,185,859	99,092,973

As at and for the quarter ended	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10
	$	$	$	$

Loss and comprehensive loss	687,400	665,986	573,719	775,448
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Exploration and evaluation assets	74,414,221	73,402,621	72,379,788	68,966,311
Cash, cash equivalents, and short-term investments	22,080,673	23,636,895	3,728,713	8,232,576
Total assets	96,875,640	97,449,751	76,573,391	77,760,883

Loss and comprehensive loss

The loss for the three months ended March 31, 2012, December 31, 2011, and September 30, 2011 are significantly different than the loss for the other periods presented above.

During the three months ended March 31, 2012, the Company incurred a loss of $1.2 million. This loss was higher than others presented above because the fair value of stock options amortized to the statement of loss during the period was $490,000 higher than during the three months ended March 31, 2011.

For the three months ended December 31, 2011, Western reported a loss of $19.1 million. The loss was greater than in other quarters presented because the Company incurred a loss on distribution of $19.7 million as a result of the valuation of the distribution pursuant to the plan of arrangement completed on October 17, 2011 (the “Arrangement”). The impact of the loss on distribution was somewhat offset by an income tax recovery of $1.95 million. Plan of arrangement costs related to the Arrangement also contributed $161,000 to the quarterly loss figure.

The loss incurred during the three months ended September 30, 2011 was higher than others presented above due to share-based payments and costs incurred relating to the Arrangement. The Company recorded $473,000 in share-based payments as a result of the stock option grant in July 2011. The Company also incurred $520,000 relating to the plan of arrangement during the three months ended September 30, 2011. There were no plan of arrangement costs recorded in previous quarters.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation assets

As at December 31, 2011, Western no longer held the Carmacks Copper Project, the Redstone Property or the Island Copper Property. The decrease in exploration and evaluation assets from the previous quarter is a result of the distribution of these assets at their carrying value pursuant to the Arrangement. The Company will now focus its efforts on advancing the Casino Project to production.

Prior to December 31, 2011 the Company incurred expenditures that increased the carrying value to its mineral properties. As a result, the carrying value of exploration and evaluation assets increased in every quarter presented above. Because most of the field work relating to Western’s Yukon assets is performed from April to October, the carrying value of exploration and evaluation assets typically sees larger increases during the second and third quarters of each year.

Cash, cash equivalents, and short-term investments

Cash decreased significantly from September 30, 2011 to December 31, 2011 because the Company transferred $2 million to Copper North Mining Corp. (“Copper North”) and $2.5 million to NorthIsle Copper and Gold Inc. (“NorthIsle”) pursuant to the Arrangement.

Generally, cash continues to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. This has led to a decrease in cash, cash equivalents and short-term investments in the quarters presented above with the exception of the three months ended December 31, 2010. Cash, cash equivalents and short-term investments increased in that quarter because the Company received gross proceeds of approximately $23 million from a public financing completed on December 22, 2010.

Total assets

Total assets decreased significantly during the three months ended December 31, 2011 as a result of the Arrangement. Pursuant to the Arrangement, Western transferred certain exploration and evaluation assets and cash to other companies. Consequently exploration and evaluation assets decreased by $41 million and cash decreased by $4.5 million.

Because most dollars spent in all other quarters presented are capitalized to exploration and evaluation assets, there is no significant impact on total assets other than financings. Total assets increased during the three months ended December 31, 2010 when the Company completed a public financing. Otherwise, the total assets figure has remained relatively constant in the quarters presented.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

Three months ended March 31,	2012	2011
	$	$
CORPORATE EXPENSES
Accounting and legal	63,496	75,705
Filing and regulatory fees	120,754	138,305
Office and administration	826,143	422,239
Shareholder communication	172,110	121,348

LOSS BEFORE OTHER ITEMS	1,182,503	757,597

OTHER ITEMS
Plan of arrangement costs	45,798	-
Foreign exchange	2,895	2,060
Interest income	(29,466)	(72,257)

LOSS AND COMPREHENSIVE LOSS	1,201,730	687,400

Western incurred a loss of $1.2 million ($0.01 per common share) for the three months ended March 31, 2012 compared to a loss of $687,000 ($0.01 per common share) over the same period in 2011. The scale and nature of the Company’s administrative activity have remained consistent throughout 2011 and 2012, but a number of significant items led to the difference in the loss figures.

The Company’s office and administration expenses increased by $404,000 during the three months ended March 31, 2012 as compared to the same period in the previous year. Share-based payments allocated to this line item were $490,000 higher than in 2011.

Shareholder communication expenses were $51,000 higher during the three months ended March 31, 2012 as compared to the same period in the prior year. This was in large part due to increased promotional activity during the first quarter of 2012.

The Company incurred plan of arrangement costs consisting of professional fees for tax and regulatory compliance associated with the Arrangement during the first three months of 2012. There were no such expenses during the same quarter in 2011.

Interest income decreased during the three months ended March 31, 2012 as compared to the same period in 2011 as a result of lower interest bearing balances during the first quarter in 2012.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

Three months ended March 31,	2012	2011
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(584,138)	(593,778)
Financing activities	301,500	(60,307)
Investing activities	(130,085)	(470,913)

DECREASE IN CASH AND CASH EQUIVALENTS	(412,723)	(1,124,998)

Cash and cash equivalents – beginning	1,363,136	1,630,698

CASH AND CASH EQUIVALENTS	950,413	505,700

In addition to its cash and cash equivalents, the Company had $6.6 million in short-term investments as at March 31, 2012. As at December 31, 2011, cash, cash equivalents, and short-term investments totaled $9.5 million. The decrease in cash and cash equivalents and short-term investments is mostly due to the Company’s continued permitting and engineering work at the Casino Project as well as general administrative expenses.

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from Canadian chartered banks that are cashable at the Company’s discretion without penalty.

Western is an exploration stage enterprise. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Based on its current estimates, management expects that Western will have sufficient working capital to fund its anticipated corporate expenses and exploration and evaluation costs for 2012. The Company will have to raise significant additional capital in order to build the Casino Project.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

For the three months ended March 31, 2012, Western received $302,000 from the exercise of stock options compared to $257,000 received during the three months ended March 31, 2011.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. During the three months ended March 31, 2012, the Company redeemed $1.5 million from short-term investments to pay for operating expenses and exploration and evaluation expenditures.

The Company expended $1.6 million on mineral property expenditures during the first quarter of 2012. This compares with $971,000 during the same period in 2011. The majority of the costs in both years relate to engineering studies (e.g. pre-feasibility, feasibility) and permitting work on the Casino Project.

A summary of activities relating to the Casino Project is available under the Property Overview section at the beginning of this report.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Year	$

2012	180,000
2013	247,000
2014	259,000
2015	271,000
2016	113,000
Thereafter	-

TOTAL	1,070,000

Western has no debt and does not pay dividends.

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above or in the description of mineral properties contained in the consolidated financial statements.

Neither the Company nor any of its subsidiaries has any externally imposed capital requirements.

RELATED PARTY TRANSACTIONS

The Company had related party transactions with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle, and Copper North. Ravenwolf provides administration, accounting and other services to its owners on a cost-recovery basis. The related party transactions incurred during the period were in the normal course of operations.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Amounts charged by Ravenwolf were categorized as follows:

For the three months ended March 31,	2012	2011
	$	$

Office and administration	250,422	-
Shareholder communication	27,217	-
Exploration and evaluation assets	66,602	-

	344,241	-

Other assets of the Company include amounts receivable of $124,000 from Ravenwolf for advances made by Western to fund Ravenwolf’s working capital. This amount is non-interest bearing, unsecured and payable on demand.

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the period was as follows:

For the three months ended March 31,	2012	2011
	$	$

Salaries and director fees	210,775	207,651
Share-based payments	475,347	104,718

	686,122	312,369

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, the allocation of financing proceeds, and income and mining taxes. Differences may be material.

Exploration and evaluation asset

The carrying amount of the Company’s exploration and evaluation asset represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

The Company’s asset are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

The estimated cash flows used to assess recoverability of the Company’s exploration and evaluation asset carrying value are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

The Company believes that the estimates applied in the assessment of recoverability are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

Share-based payments

The fair value of share-based payments and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011. As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2011.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

The Company designed its system of internal control based on the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

Based on that assessment, management concluded that, as at December 31, 2011, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from January 1 to March 31, 2012 that has materially affected, or is reasonably likely to affect, the Company’s its internal control over financial reporting or its disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to market, liquidity, credit, currency, and interest rate risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, and accounts payable and accrued liabilities.

Market risk

The Company does not generate cash from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its Casino Project with the goal of increasing the price of the Company’s common shares. Western’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks.

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, Western maintains the majority of its cash and cash equivalents and short-term investments in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at March 31, 2012 or December 31, 2011.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments to the extent that the institutions that hold or issue those instruments cannot pay the interest earned on them by Western. Potential losses in interest income are not material.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Property Overview” and elsewhere in Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, exploration results at the Company’s property; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western ’s expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s Annual Information Form, Western’s annual report on Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.